Eilenberg Krause & Paul LLP
11 East 44th Street
New York, New York 10017

Telephone: (212) 986-9700 Facsimile: (212) 986-2399

September 12, 2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Attention:	Mara L. Ransom, Special Counsel Office of Mergers and Acquisitions

Re:	Pharmos Corporation (the “Company”) PRER 14A Filed on June 30, 2006 File # 0-11550

Dear Ms. Ransom:

          I am writing in response to your letter of July 6, 2006 to Dr. Haim Aviv, Chairman of the Company (the “Comment Letter”). The Company is filing today an amendment (“Amendment No. 3”) to the above-referenced Schedule 14A. Set forth below are the Company’s responses to the Comment Letter, including, when applicable, page references to responsive changes made in the Amendment. For your convenience, we have replied by reference to the captions and comments in the Comment Letter.

1. We note your response to prior comment 1 and your indication that the issuance of shares to the Vela shareholders will qualify as a private placement under Regulation D. We presume that you intend to rely upon Section 4(2) of the Securities Act of 1933 and the accompanying safe harbor in Rule 506 of Regulation D, however, you have not made that clear. Please advise. In doing so, please confirm that you meet all of the requirements of Rule 506.

Securities and Exchange Commission
September 12, 2006

Response: The Company hereby confirms that it intends to rely on Section 4(2) of the Securities Act of 1933 and the safe harbor in Rule 506 of Regulation D in connection with the issuance of the merger shares. The Company is eligible to use Rule 506 and the private placement will be completed in accordance with the requirements of such Rule.

2. We note your response to prior comment 3 and the support you have provided for your statement that “[Mr. Miller’s] motives and objectives (beyond blocking the Merger) are focused on his own, personal investment strategy and not on the best interests of the Company and [y]our shareholders as a whole.” Your indication that Mr. Miller “did not comment on the Vela drug candidate assets to be acquired by the Company in the transaction, or their potential to enhance the value of the Company to all shareholders” does not appear to reasonably support the statement that he is “focused on his own, personal investment strategy...” Also, his concern about the dilution and potential change of control would appear to have an impact on all shareholders just as much as they would impact Mr. Miller. How then do you know that his concerns only relate to his own interests and not the best interests of all shareholders? Please revise this disclosure to remove this statement or provide us with additional support.

Response: The Company’s has substantially revised the letter to its shareholders, including the elimination of the language upon which the staff’s comment is based, as a result of the Company’s resolution of its dispute with Mr. Miller.

          Please call Adam Eilenberg, Ted Chastain or me at my office at 212-986-9700 if you have any comments on the information provided herein or if we can furnish any additional information or otherwise be of assistance.

Very truly yours, /s/ David M. Henkoff David M. Henkoff

cc:	Zafar Hasan, Esq., Securities and Exchange Commission Pharmos Corporation